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13010036

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SEC FILE NUMBER
8-30563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry St., Ste. 800
(No. and Street)

Denver (City) Colorado (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(303) 296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Court, Ste. 200 (Address) Englewood, (City) Colorado (State) 80112 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERIE GAUNT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20044043478
MY COMMISSION EXPIRES JANUARY 30, 2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent auditors report

X (p) A report on internal controls

GILL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

RICHEY, MAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
ENGLEWOOD, COLORADO

GILL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

GILL CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

RICHEY MAY & Co.

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying financial statements of Gill Capital Partners, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

RICHEY, MAY & CO., LLP ▪ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ▪ SUITE 200 ▪ ENGLEWOOD, COLORADO 80112 ▪ 303/721-6131 ▪ FAX: 303/721-6232

INDEPENDENT AUDITORS' REPORT
(Continued)

Opinion
In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis as required by rule 17a-5 under the Securities Exchange Act of 1934, and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
February 27, 2013

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	72,390
Restricted cash		25,000
Accounts receivable		258,569
Total current assets		355,959
PROPERTY AND EQUIPMENT		
Furniture and equipment		62,028
Computer equipment		23,111
Leasehold improvements		2,398
Total property and equipment		87,537
Less accumulated depreciation		(49,320)
Property and equipment, net		38,217
OTHER ASSETS		
Deposits		3,246
Intangible asset, net of accumulated amortization of $109,372		196,870
Deferred income taxes		17,900
Total other assets		218,016
TOTAL ASSETS	$	612,192

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and other accrued expenses	$	58,180
Income tax payable		11,273
Capital lease obligation, current portion		3,341
Total current liabilities		72,794
Subordinate debt, stockholder		130,000
Capital lease obligation, net of current portion		9,616
Total liabilities		212,410
COMMITMENTS AND CONTINGENCIES (Note D)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid- in capital		474,273
Accumulated deficit		(78,991)
Total stockholders' equity		399,782
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	612,192

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 947,956
Investment advisory fees	966,237
Retirement plan services	22,500
Interest income	350
Total revenues	1,937,043
EXPENSES	
Salaries, commissions and benefits	1,259,866
Occupancy, equipment, and communications	147,525
General and administrative	292,876
Management consulting fee	228,500
Depreciation	12,401
Amortization	43,749
Interest	11,572
Total expenses	1,996,489
LOSS BEFORE INCOME TAXES	(59,446)
INCOME TAX BENEFIT	6,500
NET LOSS	$ (52,946)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2011	48,000	$ 4,500	$474,273	$ (26,045)	$452,728
Net loss	-	-	-	(52,946)	(52,946)
Balance, December 31, 2012	48,000	$ 4,500	$ 474,273	$ (78,991)	$ 399,782

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (52,946)
Non-cash items-	
Depreciation	12,401
Amortization	43,749
Deferred income taxes	(6,500)
(Increase) decrease in -	
Restricted cash	25,000
Accounts receivable	(40,223)
Increase (decrease) in-	
Accounts payable and other accrued expenses	(6,893)
Net cash used in operating activities	(25,412)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,014)
Net cash used in financing activities	(1,014)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments under capital lease obligations	(4,256)
Net cash used in financing activities	(4,256)
DECREASE IN CASH AND CASH EQUIVALENTS	(30,682)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	103,072
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 72,390
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ 11,572

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, Inc., (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. The client can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Supervisory Services for retail clients are based upon a percentage of assets under management and generally range from .50% to 2.0%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Supervisory Services. Generally, fees for Investment Supervisory Services are billed quarterly in arrears, in the month following each quarter-end. Fees are calculated based upon the value plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment
Furniture and equipment and computer equipment is recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Intangible Asset
The intangible asset consists of an acquired client list that is being amortized over its estimated useful life of seven years. Amortization expense amounted to $43,749 for the year ended December 31, 2012. Future amortization expense is as follows at December 31, 2012:

Year Ending December 31,	Amount
2013	$ 43,749
2014	43,749
2015	43,749
2016	43,749
2017	21,874
Total	$ 196,870

Advertising
Advertising is expensed as incurred and amounted to $12,525 for the year ended December 31, 2012.

Income Taxes
The Company has elected to be taxed as corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods. The Company's open tax years subject to examination by taxing authorities include the years ended December 31, 2011, 2010, and 2009.

The Company's revenues and expenses are included in the consolidated tax returns of the Parent. The components of income tax expense (benefit) are as follows for the year ended December 31, 2012:

	Amount
Current income tax expense	$ -
Deferred income benefit	(6,500)
Income tax benefit	$ (6,500)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The tax effects of significant temporary difference which give rise to the Company's deferred tax assets are as follows at December 31, 2012:

	Amount
Intangible asset	$ 58,333
Deferred rent	19,775
Employee benefit liabilities	9,119
Federal and State income taxes	(69,327)
Deferred tax asset	$ 17,900

B. SUBORDINATE DEBT, STOCKHOLDER

The Company has a $130,000 note payable to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2014. Total related party interest expense amounted to $10,400 during 2012.

C. CAPITAL LEASE OBLIGATIONS

The Company leases equipment with a capitalized cost of $17,291 under a capital lease with an aggregate monthly payment of $355 which expires in July 2016. Following is a schedule of the future minimum lease payments with the present value of the net minimum lease payments as of December 31, 2012:

Year Ending December 31,	Amount
2013	$ 4,256
2014	4,256
2015	4,256
2016	2,129
Total minimum lease payments	14,898
Less amount representing interest	(1,942)
Total obligation	12,957
Less current portion	(3,341)
Long-term portion	$ 9,616

D. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through August 2017. Total rent expense charged to operations under all operating leases was $48,699 in 2012. Future minimum rental payments under operating leases are as follows at December 31, 2012:

Year Ending December 31,	Amount
2013	$ 77,224
2014	79,293
2015	81,361
2016	83,430
2017	56,539
	$ 377,847

E. RETIREMENT PLANS

Employee Stock Ownership Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the ESOP Plan). Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employee's age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of the Parent. Employees vest in contributions over a 7 year period. No contributions were made to the Trust during 2012.

401(k) Plan

The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees rateably vest in the Company matching contributions over a 5 year period. The Company made contributions totalling $23,085 to the Plan during the year ended December 31, 2012.

F. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $57,435 which was $7,435 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 135%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

G. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $228,500 during 2012.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term receivables, short-term payables, and subordinated debt approximated their fair value at December 31, 2012.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Assets	$ 612,192
Less liabilities	(212,410)
Net Worth	399,782
Less non-allowable assets:	
Property and equipment, net	(38,217)
Accounts receivable	(243,630)
Deposits	(3,246)
Intangible asset, net	(196,870)
Total non-allowable assets	(481,963)
Additions:	
Liability subordinated to claims of creditors	130,000
Allowable portion of capital lease	9,616
Total additions	139,616
Net capital before haircuts on securities positions	57,435
Haircuts and undue concentration	-
NET CAPITAL	$ 57,435
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 7,435
AGGREGATE INDEBTEDNESS	$ 77,625
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	135%

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 TO
NET CAPITAL OF THE UNAUDITED 2012 FOCUS REPORT
DECEMBER 31, 2012

NET CAPITAL	$	57,435
Audit Adjustments:		
1. To record income tax benefit		(6,500)
2. Allowable portion of capital lease		(9,616)
3. Miscellaneous adjustment to accounts receivable		26
4. To record accrued vacation		14,029
NET CAPTIAL - UNAUDITED 2012 FOCUS REPORT	$	55,374

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2012.

GILL CAPITAL PARTNERS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2012.

RICHEY MAY & Co.

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill Capital Partners, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficient or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2012, as noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dickey May & Co.

Englewood, Colorado
February 27, 2013